UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE

For the month of March, 2014
Commission File Number 001-35043

GREAT PANTHER SILVER LIMITED

(Translation of registrant's name into English)

Suite 800 - 333 Seymour Street
Vancouver, British Columbia, Canada, V6B 5A6, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH
Exhibits

99.1	GREAT PANTHER RESUMES FULL OPERATION OF MINE AND PLANT FACILITIES IN GUANAJUATO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER SILVER LIMITED

/s/ Jim A. Zadra ————————————————
Jim A. Zadra, C.A.
Chief Financial Officer & Corporate Secretary

Date: March 17, 2014